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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 6)*

SUN HYDRAULICS CORPORATION

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

866942 10 5

(Cusip Number)

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☐ Rule 13d-1 (b)

        ☐ Rule 13d-1 (c)

        ☒ Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

13G
CUSIP No. 866942 10 5

1.	Name of Reporting Person: Robert E. Koski		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: U.S.

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 107,162

		6.	Shared Voting Power: 2,481,758

		7.	Sole Dispositive Power: 107,162

		8.	Shared Dispositive Power: 2,481,758

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,588,920

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions): ☐

11.	Percent of Class Represented by Amount in Row (9): 40.17%

12.	Type of Reporting Person (See Instructions): IN

13G
CUSIP No. 866942 10 5

1.	Name of Reporting Person: Beverly Koski		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: U.S.

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 141,215

		6.	Shared Voting Power: 2,447,705

		7.	Sole Dispositive Power: 141,215

		8.	Shared Dispositive Power: 2,447,705

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,588,920

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions): ☐

11.	Percent of Class Represented by Amount in Row (9): 40.17%

12.	Type of Reporting Person (See Instructions): IN

13G
CUSIP No. 866942 10 5

1.	Name of Reporting Person: Christine L. Koski		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: U.S.

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 64,295

		6.	Shared Voting Power: 2,313,543

		7.	Sole Dispositive Power: 64,295

		8.	Shared Dispositive Power: 2,313,543

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,377,838

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions): ☐

11.	Percent of Class Represented by Amount in Row (9): 36.89%

12.	Type of Reporting Person (See Instructions): IN

13G
CUSIP No. 866942 10 5

1.	Name of Reporting Person: Robert C. Koski		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: U.S.

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 34,000

		6.	Shared Voting Power: 2,340,543

		7.	Sole Dispositive Power: 34,000

		8.	Shared Dispositive Power: 2,340,543

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,374,543

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions): ☐

11.	Percent of Class Represented by Amount in Row (9): 36.84%

12.	Type of Reporting Person (See Instructions): IN

13G
CUSIP No. 866942 10 5

1.	Name of Reporting Person: Thomas L. Koski		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: U.S.

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 0

		6.	Shared Voting Power: 2,313,543

		7.	Sole Dispositive Power: 0

		8.	Shared Dispositive Power: 2,313,543

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,313,543

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions): ☐

11.	Percent of Class Represented by Amount in Row (9): 35.89%

12.	Type of Reporting Person (See Instructions): IN

13G
CUSIP No. 866942 10 5

1.	Name of Reporting Person: Koski Family Limited Partnership EIN: 75-2707549		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: U.S.

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 0

		6.	Shared Voting Power: 2,313,543

		7.	Sole Dispositive Power: 0

		8.	Shared Dispositive Power: 2,313,543

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,313,543

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions): ☐

11.	Percent of Class Represented by Amount in Row (9): 35.89%

12.	Type of Reporting Person (See Instructions): PN

13G

Item 1.
	(a)	Name of Issuer:
SUN HYDRAULICS CORPORATION
	(b)	Address of Issuer's Principal Executive Offices:
1500 West University Parkway Sarasota, FL 34243

Item 2.
	(a)	Name of Person Filing:
Robert E. Koski Beverly Koski Christine L. Koski Robert C. Koski Thomas L. Koski Koski Family Limited Partnership
	(b)	Address of Principal Business Office or, if none, Residence:
1500 West University Parkway Sarasota, FL 34243
	(c)	Citizenship:
U.S.
	(d)	Title of Class of Securities:
Common Stock, Par Value $0.001 per share
	(e)	CUSIP Number:
866942 10 5

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(J).

13G

Item 4.	Ownership.

If the percent of the class owned, as of December 31, of the year covered by the statement, or as of the last day of any month described in Rule 13-1(b)(2), if applicable, exceeds five percent, provide the following information as of that date and identify those shares which there is a right to acquire.
(a) Amount beneficially owned:
See Response to Item 9 on cover pages.
(b) Percent of class:
See Response to Item 9 on cover pages.
(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote:
See Response to Item 5 on cover pages.
(ii) Shared power to vote or to direct the vote:
See Response to Item 6 on cover pages.
(iii) Sole power to dispose or to direct the disposition of:
See Response to Item 7 on cover pages.
(iv) Shared power to dispose or to direct the disposition of:
See Response to Item 8 on cover pages.
Instruction. For computations regarding securities which represent a right to acquire an underlying security see §240.13d-3(d)(1).

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.
Instruction: Dissolution of a group requires a response to this item.

Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable

Item 8.	Identification and Classification of Members of the Group.

Not applicable

Item 9.	Notice of Dissolution of Group.

Not applicable

13G

Item 10.	Certification.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	February 13, 2003

/s/ Robert E. Koski
Name:	Robert E. Koski
Title:

/s/ Beverly Koski
Name:	Beverly Koski

/s/ Christine L. Koski
Name:	Christine L. Koski
Title:

/s/ Robert C. Koski
Name:	Robert C. Koski
Title:

/s/ Thomas L. Koski
Name:	Thomas L. Koski
Title:

KOSKI FAMILY LIMITED PARTNERSHIP

By:	/s/ Christine L. Koski
Name:	Christine L. Koski
Title:	Managing Partner

13G

EXHIBIT A

RULE 13d-1(k) AGREEMENT

The undersigned agree and consent to the joint filing on their behalf of this Schedule 13G in connection with their beneficial ownership of the common stock of Sun Hydraulics Corporation at December 31, 2002.

/s/ Robert E. Koski
Name:	Robert E. Koski
Title:

/s/ Beverly Koski
Name:	Beverly Koski

/s/ Christine L. Koski
Name:	Christine L. Koski
Title:

/s/ Robert C. Koski
Name:	Robert C. Koski
Title:

/s/ Thomas L. Koski
Name:	Thomas L. Koski
Title:

KOSKI FAMILY LIMITED PARTNERSHIP

By:	/s/ Christine L. Koski
Name:	Christine L. Koski
Title:	Managing Partner